Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

October 21, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt, Staff Attorney
Ms. Pam Howell, Office Chief

Re:	Golden Star Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed September 15, 2022

File No. 333-261569

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated September 22, 2022 to Mr. Linjun Guo, Chief Executive Officer of Golden Star Acquisition Corporation, a Cayman exempt liability company (the “Company”), regarding comments on Amendment No. 2 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s prospectus included in the Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

Cover Page

1.	We note your response to comment 1, including the statement in your response letter dated September 15, 2022 that your sponsor “is a British Virgin Islands corporation which has its principal office in Toronto, Canada....” However, we also note disclosure in the summary and risk factors stating that your sponsor has its principal offices in the British Virgin Islands. Please reconcile or advise. Please clearly disclose on the cover page whether the sponsor is or is not located in China.

We have revised the disclosure on the Cover Page and in the summary and risk factors to clearly and consistently disclose that our sponsor is a British Virgin Islands corporation which has its principal office in Toronto, Canada.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

October 21, 2022

2.	We note your response to comment 2. Please revise to clarify that the legal and operational risks associated with your sponsor having significant ties to China and your executive officers and directors being located in or having significant ties to China exist independent of whether the company determines to pursue a business combination target company based in China or Hong Kong. As a non-exclusive example, we note your cover page statement, “In the event that we determine to pursue a business combination target company based in China or Hong Kong, we may become subject to legal and operational risks because our sponsor has significant ties to China and our executive officers and directors are located in or have significant ties to China....” As another non-exclusive example, we note your cover page statement, “For example, if we enter into a business combination with a target business operating in China, the combined company may face risks associated with....” Please also revise similar disclosure on page 6.

We have revised the disclosure in the Cover Page and on page 6 and elsewhere in the prospectus to clarify that the legal and operational risks associated with our sponsor’s significant ties to China exist independent of whether the Company determines to pursue a business combination target company based in China or Hong Kong.

3.	We partially reissue comment 3. Please clarify what you mean by the statement that you “will not consider or undertake an initial business combination with any company with financial statements audited by an accounting firm that the PCAOB is unable to inspect for two consecutive years” and how you will guarantee compliance with the requirement.

We have revised the disclosure to clarify that when considering an initial business combination with a target company based in China or Hong Kong, we will utilize the PCAOB’s database of PCAOB-registered accounting firms to confirm that the PCAOB has not made a determination that the accounting firm auditing such prospective target company is not included among the accounting firms that the PCAOB has not be able to inspect for two consecutive years.

Summary, Page 1

4.	We partially reissue comment 5. In your summary of risk factors, disclose the risks that your sponsor, officers and directors being located in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references for each of these risks to the more detailed discussion of these risks in the prospectus. Please also revise the summary risk factor discussing actions by the Chinese government, including any decision to intervene or influence your operations, to clarify this could result in a material change in your operations.

We have revised the disclosure in the summary of risk factors to disclose the risks posed to investors by our sponsor’s, officers’ and directors’ significant ties to China, including in particular the significant regulatory, liquidity and enforcement risks and have included cross-references for each of these risks to the more detailed discussion of these risks in the prospectus. In addition, we have revised the summary risk factor that discusses action by the Chinese government to intervene or influence our operations to clarify that any such intervention or influence could result in a material change in our operations.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

October 21, 2022

Signatures, page II-5

5.	Please include the signature of the Principal Accounting Officer or Controller, as required by Instruction 1 to Signatures to Form S-1.

We included the signature of the Principal Accounting Officer or Controller of the Company to the signatures on page II-5 as required by Instruction 1 to Signatures to Form S-1.

General

6.

We partially reissue comment 13. We note your disclosure on pages 7, 71, and 138 regarding difficulties in effecting service of legal process. Please revise your disclosure to include a separate section on Enforcement of Civil Liabilities to discuss the enforcement risks related to civil liabilities due to your sponsor, officers and directors being located in or having significant ties to China or Hong Kong. For example, revise to discuss the cost and time constraints. Please also separately discuss the laws of Hong Kong, to the extent they differ from China. Also, please revise the risk factor to contain disclosures consistent with the separate section.

We note that in Amendment No. 2 we added a separate section captioned Enforcement of Civil Liabilities on page 6 of the prospectus. We have supplemented and revised that disclosure to discuss the cost and time constraints and other enforcement risks related to enforcement of civil liabilities in China and Hong Kong, as well as revised the risk factor disclosure to be consistent with our revised disclosure in the separate section captioned Enforcement of Civil Liabilities.

We trust that our responses above fully address the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name: Robert C. Brighton, Jr.

cc:	Mr. Linjun Guo

Chief Executive Officer

Golden Star Acquisition Corporation

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